Exhibit (a)(5)(G)

Viela Bio, Inc.

One Medimmune Way, First Floor, Area Two

Gaithersburg, Maryland 20878

February 12, 2021

Dear Stockholder:

We are pleased to inform you that, on January 31, 2021, Viela Bio, Inc. (“Viela”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with, Horizon Therapeutics USA, Inc. (“Parent”), Teiripic Merger Sub, Inc. (“Purchaser”) and solely for purposes of Sections 6.7 and 9.12 of the Merger Agreement, Horizon Therapeutics plc (“Ultimate Parent”). In accordance with the Merger Agreement, Purchaser has commenced on February 12, 2021, a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.001 per share (the “Company Shares”), at a price per Share of $53.00, net to the holder thereof in cash and less any required taxes (the “Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Viela, with Viela surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than Company Shares (i) owned by Parent, Purchaser, Ultimate Parent, Viela or any wholly owned subsidiary of Parent, Purchaser, Ultimate Parent or Viela, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to deduction for any withholding taxes required by applicable law.

The Board of Directors of Viela (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated therein; and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Viela’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that Viela’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Viela’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated February 12, 2021, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at one minute following 11:59 p.m. Eastern Time on the twentieth (20th) business day following the Offer, at the end of the day on March 12, 2021, unless extended.

On behalf of the board of directors, we thank you for your support,

/s/ BING YAO, PH.D.

Bing Yao, Ph.D.

Chairman, President and Chief Executive Officer